United States securities and exchange commission logo





                             January 12, 2023

       Bill Chen
       Chief Executive Officer
       LBBB Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LBBB Merger Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 28,
2022
                                                            File No. 333-268343

       Dear Bill Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       Risk Related to Nature's Miracle's Business and Industry
       Our reliance on a limited base of suppliers for our products may result in disruptions to our business..., page 47

   1. We note your response to prior comment 4 that your subsidiary, Hydroman, entered into an exclusive supply
agreement with Megaphoton. Please disclose the percentage of total sales attributable to
Megaphoton and, to the extent that you are substantially dependent on such agreement, file
the agreement as an exhibit. Refer to Item 601(b)(10)(B)(ii) of
                                                        Regulation S-K.
 Bill Chen
FirstName  LastNameBill  Chen
LBBB Merger    Corp.
Comapany
January 12,NameLBBB
            2023        Merger Corp.
January
Page  2 12, 2023 Page 2
FirstName LastName
Nature's Miracle, Inc. Management's Discussion and Analysis
Results of Operations, page 143

2. We have considered your response to comment 11 and note that, in the revised text, multiple factors are identified as impacting your results of operations, but no quantification of the contribution of each factor to the material changes in the various line
         items is provided. For instance, on page 146, Nature   s Miracle
attributes an increase in
         costs of revenues and gross profit primarily "to increased inventory cost related to the increase in revenues" and also to increased "lease expenses associated with the new warehouse leases, delivery and shipping costs". These material factors are not quantified. Please refer to Item 303(b) of Regulation S-K and revise to quantify material changes in line items, including where material changes within a line items offset one another.
Financial Statements
Nature's Miracle, Inc.
Consolidated and Combined Statements of Cash Flows, page F-5

3. You state that you deconsolidated Upland on August 27, 2022, however you show cash used to purchase property and equipment for $4.4 million and cash inflow from mortgage loan borrowing for $3 million for the nine months ended September 30, 2022. Please explain those balances if Upland is no longer consolidated. Also, explain why the consolidation and deconsolidation of Upland would result in a cash inflow of $1.3 million. Please revise accordingly.

Note 2 -Basis of Presentation and Summary of significant accounting policies Variable interest entity, page F-7

4. We note your disclosure on page F-7 regarding Upland 858 LLC (Upland). It appears that at some point in early 2022 you considered Upland to be a variable interest entity (VIE)
         for which you were the primary beneficiary which resulted in consolidation of Upland.
         However, upon the assignment of an unsecured promissory note to related parties, you deconsolidated Upland stating a "variable interest no longer existed." Also, it appears that the note assignment was executed as a transaction solely between Nature's
         Miracle/Visiontech shareholders and Upland. In this regard:
             Tell us and disclose if Nature's Miracle/Visiontech provided consent to surrender its right to directly collect such amounts due from Upland.
             Tell us and disclose Nature's Miracle/Visiontech's intention of collecting the loan amounts from their own shareholders.
             Tell us why the loan was assigned to your shareholders versus unrelated third parties.
             Given the related party nature of the note assignment, tell us why you believe the assignment has economic substance.
 Bill Chen
LBBB Merger Corp.
January 12, 2023
Page 3
                Provide us with your accounting analysis as to why you determined that an assignment of the unsecured promissory note to related parties should result in deconsolidation of Upland. Your response should reference accounting literature used in your analysis, including how you considered the related party nature of these transactions per ASC 810-10-25-43.
Note 9 - Equity, page F-15

5. We note from your responses to comments 21 and 22 that you determined that Nature's
         Miracle was the acquired entity for accounting purposes in its combination with
         Visiontech Group and Hydroman. Clarify your response to comment 20 and tell us if the
         $239,139 cash inflow from investing activities relates to cash acquired in the reverse merger. Revise your label accordingly.
Note 10 - Concentration of risk, page F-17

6. We note your response to comment 25 and your new disclosure. However, we also note based on disclosure on page 48 that you and Megaphoton have an exclusive supplier agreement. Please disclose information about the exclusive supplier agreement in the notes to your financial statements and in your MD&A.
Note 1 - Nature of business and organization, page F-26

7. We have considered your response to comments 21 and 22, and note from your response to comment 22 that Nature's Miracle was formed on March 31, 2022, shortly before it entered into the June 1, 2022 Share Exchange Agreement with Visiontech Group, Inc. and
         Hydroman, Inc. It further appears from your response to comment 20 that Nature's
         Miracle was capitalized via the April 15, 2022 subscription agreement for
         $394,000, which according to Nature's Miracle's September 30, 2022 Statement of
         Changes to Stockholders' Equity, appears to be Nature's Miracle's sole contribution in its merger with Visiontech and Hydroman. Moreover, it appears from your discussion of results of operations in MD&A that Nature's Miracle brought little if any revenues and operating expenses to the combined entity. Tell us your consideration of ASC 805-10-55-
         3A through 55-6 and ASC 805-10-55-8 through 55-9 as to whether or not Nature's
         Miracle was a business and therefore within the scope of ASC 805.
8. Tell us your consideration of the guidance provided by ASC 805-10-25-4 through 25-5 regarding your identification of the accounting acquirer in the Nature's Miracle,
       Visiontech and Hydroman combination. It appears that common control did not exist between Visiontech and Hydroman prior to the June 2022 combination with Nature's
FirstName LastNameBill Chen
       Miracle. In the absence of prior common control over Visiontech and Hydroman it is
Comapany    NameLBBB
       unclear          Mergerand
               how Visiontech    Corp.
                                    Hydroman together can be identified as
joint accounting
Januaryacquirers.
        12, 2023 Please
                  Page 3advise.
FirstName LastName
 Bill Chen
FirstName  LastNameBill  Chen
LBBB Merger    Corp.
Comapany
January 12,NameLBBB
            2023        Merger Corp.
January
Page  4 12, 2023 Page 4
FirstName LastName
9.       Tell us and disclose Mr. James Li's role prior to the June 1, 2022
merger between Nature   s
         Miracle, Visiontech, and Hydroman. Confirm that he is the CEO of Nature's Miracle after
         the merger between Nature   s Miracle, Visiontech, and Hydroman, and
that he will
         continue to be the CEO of the company after the merger with LBBB Merger Corp.
        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Inessa
Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Giovanni Caruso